UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A

BUENOS AIRES, March 25, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Management of Issuing Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

To 3 MERCADOS S.A.

Paraguay 777

Rosario

Notice: CPSA-GG-N-0___/25-AL

Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that the Company’s Board of Directors decided to submit the following proposals for shareholders consideration regarding the items on the Shareholders’ Meeting Agenda to be held on April 30, 2025, which proposals are described below:

3.	Consideration of the income (loss) for the fiscal year and the Board of Directors proposal to assign 2,231,245 thousand ARS to the Statutory Reserve and the remaining balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, and to delegate on the Company’s Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Meeting. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the Bylaws.
Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

The Board of Directors proposes shareholders to assign 2,231,245 thousand ARS to the Statutory Reserve and the remaining balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, and to delegate on the Company’s Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms, and other terms and conditions for payment, in accordance with the delegation agreed at the Meeting. In addition, it proposes the shareholders to pay the profit-sharing bond of the Company’s personnel as per Sections 12 and 33 of the Bylaws, delegating on the Board of Directors its payment conditions.

6.	Consideration of the remuneration of the Company’s Board of Directors for the fiscal year ended December 31, 2024 within the limit of profits in accordance with section 261 of the Business Entities Act and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the fiscal year closing next December 31, 2025.

The Board of Directors proposes shareholders the following: a) to ratify advanced payments to the Board of Directors during the fiscal year ended December 31, 2024 for the total amount of $156,721,000 considering their ability and professional reputation; and b) to authorize the members of the Board of Directors to continue receiving advanced payment ad referendum being approved at the corresponding Shareholders’ Meeting.

7.	Consideration of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2024; and the fee scheme for the fiscal year closing next December 31, 2025.

The Board of Directors proposes shareholders the following: a) to approve the advanced payments to the Statutory Auditors during the fiscal year ended December 31, 2024 for the total amount of $20,393,500; and b) to authorize the members of the Statutory Audit Committee to continue receiving advanced payment ad referendum being approved at the corresponding Shareholders’ Meeting.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

8.	Board of Directors partial renewal. Appointment of 3 (three) directors and 3 (three) deputy directors for the period of 3 (three) fiscal years as per Section 17 of the Bylaws. Continuity of the current Chairman until the appointment by the Board of Directors of the Company.

The Company’s Board of Directors proposes shareholders to appoint Marcelo Atilio SUVA, Jorge Eduardo VILLEGAS and Martina BLANCO as members, and Mario ELIZALDE, José Manuel PAZOS and Alejo VILLEGAS as deputy members to perform their duties during 3 (three) fiscal years.

10.	Consideration of the remuneration of the certifying accountant of the Company regarding the annual accounting documents for the fiscal year 2024.

The Board of Directors proposes shareholders to approve the remuneration of external auditors during fiscal year 2024 for the amount of $620,155,393 for their audit services and $50,767,194 for their tax services.

11.	Appointment of the certifying accountant and of the deputy certifying accountant for the fiscal year closing next December 31, 2025 and the fixing of their remuneration.

The Board of Directors proposes shareholders the firm EY as independent auditors for the fiscal year 2025 and the appointment of Pablo Gabriel Decundo (C.P.C.E.C.A.B.A. Volume 286, Page 106), member of such firm, as certifying accountant, and Hernán Crocci (C.P.C.E.C.A.B.A. Volume 410, Page166) as deputy certifying accountant of the mentioned financial statements, respectively.

12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.

The Company’s Board of Directors proposes shareholders to assign $3,500,000 for the functioning of the Supervisory Committee.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

13.	Consideration of the extension of the validity term of the Global Issuance Program of Simple Corporate Bonds (not convertible into shares) in short, term or long term for a maximum amount of up to US$500,000,000 (or its equivalent in other currency and/or other value units) (the “Program”). Power delegation to the Board of Directors. Authorization to the Board of Directors to subdelegate.

The Company’s Board of Directors proposes shareholders to request CNV at this stage the extension of the validity term of the Program for the maximum term authorized by the legislation in force (the “Program Extension”). Moreover, the Chairman mentions it would be convenient to extend the delegation made at Meeting 2020 for the maximum term authorized by the legislation in force or by any other regulation extending it in the future so that (i) the Board of Directors determines and establishes all the terms and conditions of the Program and the corporate bonds to be issued under it not expressly determined at this Meeting, including among others, the manner, the issuance time, term, price, placement, payment conditions, interest rate, listed or negotiated in local markets authorized by CNV and/or markets abroad, and other manner considered appropriate by the Board; (ii) to delegate on the Board of Directors the duty to conduct before CNV all necessary procedures to obtain the authorization to extend the Program, to fix the Program’s amount and the authorization of the public offering of corporate bonds issued under it; (iii) to delegate on the Board of Directors the duty to conduct before Bolsas y Mercados Argentinos SA. (“BYMA”), A3 Mercados S.A. (“A3 Mercados”) and any other stock exchange or market of the Argentine Republic and/or abroad all necessary procedures to obtain the authorization to extend the Program, eventual listing and/or negotiation of corporate bonds issued within the Program; (iv) to delegate on the Board of Directors the approval and entering into the corresponding agreements, the approval and signature of prospectus and pricing supplements (both local and international, if any) required by regulatory authorities and other issuance documents; (v) to delegate on the Board of Directors the hiring of independent and different rating agencies to rate the Program and/or series to be issued under it; and (vi) to authorize the Board of Directors to subdelegate in one or more members or in one or more first-line managers, or in one or more attorneys-in-fact of the Company, the powers required in the previous points, provided under no circumstances such subdelegation releases the Board of Directors from such subdelegated powers.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

14.	Consideration of the extension of the Program’s amount to a maximum amount of up to USD 1,000,000,000 (one billion US dollars) (or its equivalent in other currency and/or value units); and the revision, amendment and determination of the terms and conditions of the Program.

The Company’s Board of Directors proposes the shareholders to extend the Program’s amount by USD 500,000,000 (five hundred million US dollars) (or its equivalent in other currency and/or value units), therefore the Program being extended to a total outstanding amount at all times of USD 1,000,000,000 (one billion US dollars) (or its equivalent in other currency and/or value units) (the “Extension of the Program's Amount). Moreover, within the context of the Extension of the Program’s Amount, it would be convenient to amend certain terms and conditions of the Program to foresee, among others and without limitation, the possibility of issuing thematic corporate bonds, such as social, green, sustainable, sustainability-related and/or others, in accordance with Exhibit III of Chapter I of Title VI of CNV Regulations, and the regulations and guidelines of the markets in which the corporate bonds will be listed and/or negotiated (the “Amendment of Terms and Conditions”).

With nothing further at present, I remain sincerely yours,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 25, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact